Filed pursuant to Rule 424(b)(3)
File No. 333-285119

CALAMOS CONVERTIBLE AND HIGH INCOME FUND

(the “Fund”)

Supplement dated September 1, 2025 to the CALAMOS® FAMILY OF FUNDS (the “Funds”)

Statement of Additional Information, dated February 21, 2025, as supplemented

This supplement updates certain information contained in the Statement of Additional Information noted above and should be attached to the Statement of Additional Information and retained for future reference.

Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the Statement of Additional Information.

Effective September 1, 2025, the following changes are made to the Statement of Additional Information:

(1)	Effective September 1, 2025, John S. Koudounis, Hugh P. Armstrong and Jeffrey S. Phlegar were elected as trustees of the Trust.

(2)	Effective September 1, 2025, the section titled “Trustees Who Are Interested Persons of the Trust” under the “Management of the Fund” section beginning on page S-27 of the Statement of Additional Information is amended to include the following information about the new trustee:

NAME AND YEAR OF BIRTH	POSITION(S) AND LENGTH OF TIME WITH THE TRUST	PORTFOLIOS IN FUND COMPLEX^ OVERSEEN	PRINCIPAL OCCUPATION(S) DURING THE PAST 5 YEARS AND OTHER DIRECTORSHIPS	EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, SKILLS FOR BOARD MEMBERSHIP

John S. Koudounis (1966)	Trustee (since September 2025)	70	President (since February 2021) and Chief Executive Officer, Calamos Asset Management, Inc., Calamos Investments LLC, Calamos Advisors, Calamos Wealth Management LLC, and Calamos Financial Services LLC (since 2016); Chairman and Chief Executive Officer (since 2022), Calamos Antetokounmpo Asset Management LLC; prior thereto, Director, Calamos Asset Management, Inc. (since 2016); prior thereto President and Chief Executive Officer (2010-2016), Mizuho Securities USA Inc.	More than 25 years of experience in the financial services industry; experience serving on boards of other entities, including other investment companies

(3)	Effective September 1, 2025, the section titled “Trustees Who Are Not Interested Persons of the Trust” under the “Management of the Fund” section beginning on page S-27 of the Statement of Additional Information is amended to include the following information about the new trustees:

NAME AND YEAR OF BIRTH	POSITION(S) AND LENGTH OF TIME WITH THE TRUST	PORTFOLIOS IN FUND COMPLEX^ OVERSEEN	PRINCIPAL OCCUPATION(S) DURING THE PAST 5 YEARS AND OTHER DIRECTORSHIPS	EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, SKILLS FOR BOARD MEMBERSHIP

Hugh P. Armstrong (1961)	Trustee (since September 2025)	68	Partner (1997-2021) of PricewaterhouseCoopers LLP (professional services firm) (held various positions from 1988-1997); Chair of the Board of Trustees of Escuela De Guadalupe School (since 2024 and Trustee 2014-2017 and since 2021); Trustee and Treasurer of Denver Ballet Guild Endowment Trust (since 2021); Director of the Friends of Queen's University of Belfast, (since 2024); Former Chair of the Board and Trustee of St. Mary's Academy (2004-2012); Former Chair and President of the Learning Source (1999-2004)	More than 25 years of experience in the financial services industry
Jeffrey S. Phlegar (1966)	Trustee (since September 2025)	68	Chairman and CEO of MacKay Shields (2011-2024); EVP and Chief Investment Officer AllianceBernstein (1988-2011); former Senior member of the Management and M&A Committees of New York Life Investment Management, LLC (2018-Q1/2024); Chairman of the Plainview Funds (Irish QIAF) Board of Directors (2013-Q1/2024); Advisory Committee Member – Brewer Lane Ventures Fund I & II (2020-Present)	More than 25 years of experience in the financial services industry; experience serving on boards of other entities, including other investment companies; and earned a Masters of Business Administration degree

^ The Fund Complex consists of Calamos Investment Trust, Calamos Advisors Trust, Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, Calamos Global Total Return Fund, Calamos Global Dynamic Income Fund, Calamos Dynamic Convertible and Income Fund, Calamos Long/Short Equity & Dynamic Income Trust, Calamos ETF Trust, Calamos Antetokounmpo Sustainable Equities Trust, Calamos Aksia Alternative Credit and Income Fund, and Calamos Aksia Private Equity and Alternatives Fund.

(4)	Effective September 1, 2025, the section titled “Committees of the Board of Trustees” under the “Management of the Fund” section beginning on page S-32 of the Statement of Additional Information is amended to reflect the following information:

Mr. Armstrong and Mr. Phlegar will each serve on the Trust’s Audit Committee, Governance Committee and Valuation Committee

(5)	Effective September 1, 2025 the section titled “Leadership Structure and Qualifications of the Board of Trustees” under the “Management of the Fund” section beginning on page S-35 of the Statement of Additional Information is amended and restated as follows:

LEADERSHIP STRUCTURE AND QUALIFICATIONS OF THE BOARD OF TRUSTEES. The board of trustees is responsible for oversight of the Fund. The Fund has engaged Calamos Advisors to manage the Funds on a day-to-day basis. The board of trustees oversees Calamos Advisors and certain other principal service providers in the operations of their respective Funds. The board of trustees is composed of ten members, eight of whom will be non-interested trustees. The board of trustees meets in-person at regularly scheduled meetings four times throughout the year. In addition, the board of trustees may meet in-person or by telephone at special meetings or on an informal basis at other times. As described above, the board of trustees has established five standing committees — Audit, Dividend, Executive, Governance and Valuation — and may establish ad hoc committees or working groups from time-to-time, to assist the board of trustees in fulfilling its oversight responsibilities. The non-interested trustees also have engaged independent legal counsel to assist them in fulfilling their responsibilities. Such independent legal counsel also serves as counsel to the Trust.

The chairman of the board of trustees is an "interested person" of the Fund (as such term is defined in the 1940 Act). The non-interested trustees have appointed a lead independent trustee. The lead independent trustee serves as a liaison between Calamos Advisors and the non-interested trustees and leads the non-interested trustees in all aspects of their oversight of the Funds. Among other things, the lead independent trustee reviews and approves, with the chairman, the agenda the board and committee meeting and facilitates communication among the Fund’s non-interested trustees. The trustees believe that the board of trustees' leadership structure is appropriate given the characteristics and circumstances of the Fund, including but not limited to, the asset size of the funds, comprising the Fund overseen by the board, the nature and number of funds overseen by the board, the total number of trustees, the range of experience represented on the board and the board's responsibilities. The trustees also believe that this structure facilitates the exercise of the board of trustees' independent judgment in fulfilling its oversight function and efficiently allocates responsibility among committees.

The board of trustees, including the independent trustees, has unanimously concluded that, based on each trustee's experience, qualifications, attributes or skills on an individual basis and in combination with those of the other trustees, each trustee should serve as a member of the Board. In making this determination, the board of trustees has taken into account the actual service of the current trustees during their tenure in concluding that each should continue to serve or be nominated to serve. The board of trustees also has considered each trustee's background and experience. Set forth below is a brief discussion of the specific experience qualifications, attributes or skills of each trustee that led the board of trustees to conclude that he or she should serve as a trustee.

Each of Mses. Breen and Stuckey and Messrs. Calamos, Neal, Rybak, Toub and Wennlund has served for multiple years as a trustee of the Fund. In addition, each of Mses. Breen and Stuckey and Messrs. Armstrong, Calamos, Koudounis, Neal, Phlegar, Rybak, Toub, and Wennlund has more than 25 years of experience in the financial services industry. Each of Mses. Breen and Stuckey and Messrs. Calamos, Koudounis, Neal, Phlegar, Rybak, Toub, and Wennlund has experience serving on boards of other entities, including other investment companies. Each of Ms. Breen and Messrs. Calamos, Neal, Phlegar, Rybak, Toub, and Wennlund has earned a Masters of Business Administration degree.

(6)	Effective September 1, 2025, the section titled “Compensation of Officers and Trustees” under the “Management of the Fund” section beginning on page S-36 of the Statement of Additional Information is amended and restated as follows:

TRUSTEE AND OFFICER COMPENSATION. The Fund does not compensate any of the trustees who are affiliated persons of Calamos Advisors. Although they are compensated, the non-interested trustees do not receive any pension or retirement benefits from the Trust. Mr. Mickey is the only Fund officer who receives compensation from the Fund. The following table sets forth information with respect to the compensation paid by the Fund and the Fund Complex during the fiscal year ended October 31, 2024 to each of the trustees then serving.

Name	Aggregate Compensation from the Fund 11/1/23 – 10/31/24	Total Compensation from Calamos Funds Complex (1) 11/1/23 – 10/31/24
John P. Calamos, Sr.	$0	$0
John S. Koudounis (2)	$0	$0
Hugh P. Armstrong (2)	$0	$0
Virginia G. Breen	$9,244	$261,250
John E. Neal(3)	$8,485	$301,250
Jeffrey S. Phlegar(2)	$0	$0
William R. Rybak	$8,105	$231,250
Karen L. Stuckey	$8,105	$231,250
Christopher M. Toub	$7,725	$221,250
Lloyd A. Wennlund	$7,725	$221,250
Mark J. Mickey	$7,190	$189,742

1	As of October, 31, 2024, the Fund Complex consisted of Calamos Investment Trust, Calamos Advisors Trust, Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, Calamos Global Total Return Fund, Calamos Global Dynamic Income Fund, Calamos Dynamic Convertible and Income Fund, Calamos Long/Short Equity & Dynamic Income Trust, Calamos ETF Trust, Calamos Antetokounmpo Sustainable Equities Trust and Calamos Aksia Alternative Credit and Income Fund.
2	Messrs. Armstrong, Koudounis, and Phlegar were elected to the Board effective September 1, 2025.
3	Includes fees deferred during the year pursuant to the deferred compensation plan described below.

The compensation paid to the non-interested trustees of Calamos Funds for their services as such consists of an annual retainer fee in the amount of $210,000, with annual supplemental retainers of $40,000 to the lead independent trustee, $20,000 to the chair of the audit committee and $10,000 to the chair of any other committee. Each non-interested trustee also receives a meeting attendance fee of $7,000 for any special board meeting attended in person, and $3,500 for any special board meeting attended by telephone.

Compensation paid to the non-interested trustees is allocated among the series of the Calamos Funds in accordance with a procedure determined from time to time by the board.

The Fund has adopted a deferred compensation plan for non-interested trustees (the “Plan”). Under the Plan, a trustee who is not an “interested person” of Calamos and has elected to participate in the Plan (“a participating trustee”) may defer receipt of all or a portion of his or her compensation from the Fund in order to defer payment of income taxes or for other reasons. The deferred compensation payable to the participating trustee is credited to the trustee’s deferred compensation account as of the business day such compensation otherwise would have been paid to the trustee. The value of a trustee’s deferred compensation account at any time is equal to what the value would be if the amounts credited to the account had instead been invested in shares of one or more of the funds as designated by the trustee. Thus, the value of the account increases with contributions to the account or with increases in the value of the measuring shares, and the value of the account decreases with withdrawals from the account or with declines in the value of the measuring shares. If a participating trustee retires, the trustee may elect to receive payments under the plan in a lump sum or in equal annual installments over a period of five years. If a participating trustee dies, any amount payable under the Plan will be paid to the trustee’s beneficiaries. Each Calamos Fund’s obligation to make payments under the Plan is a general obligation of that Fund. No Fund is liable for any other Fund’s obligations to make payments under the Plan.

(7)	Effective September 1, 2025, the section titled “Ownership of Shares of the Fund and Other Calamos Funds” under the “Management of the Fund” section beginning on page S-37 of the Statement of Additional Information is amended and restated as follows:

OWNERSHIP SHARES OF THE FUND AND OTHER CALAMOS FUNDS. The following table indicates the value of shares that each Trustee beneficially owns in the Fund and the Calamos Fund Complex in the aggregate. The value of shares of the Calamos Funds is determined on the basis of the net asset value of the class of shares held as of March 31, 2025. The value of the shares held, are stated in ranges in accordance with the requirements of the SEC. The table reflects the Trustee’s beneficial ownership of shares of the Calamos Fund Complex. Beneficial ownership is determined in accordance with the rules of the SEC. Mr. Armstrong and Mr. Phlegar, who were elected trustees of the Trusts effective September 1, 2025, did not beneficially own shares of any Fund as of March 31, 2025.

NAME OF TRUSTEE	DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND	AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL REGISTERED INVESTMENT COMPANIES OVERSEEN BY TRUSTEE IN THE CALAMOS FUND COMPLEX
John P. Calamos, Sr.[1]	Over $100,000	Over $100,000
Virginia G. Breen	None	Over $100,000
John E. Neal	None	Over $100,000
William R. Rybak	$50,001- $100,000	Over $100,000
Karen L. Stuckey	None	Over $100,000
Christopher M. Toub	None	Over $100,000
Lloyd A. Wennlund	$10,001- $50,000	Over $100,000
John S. Koudounis	None	Over $100,000

1	Pursuant to Rule 16a-1(a)(2) of the 1934 Act, John P. Calamos, Sr. may be deemed to have indirect beneficial ownership of Fund shares held by Calamos Investments LLC, its subsidiaries, and its parent companies (Calamos Asset Management, Inc. and Calamos Family Partners, Inc.) due to his direct or indirect ownership interest in those entities. As a result, these amounts reflect any holdings of those entities in addition to the individual, personal accounts of John P. Calamos, Sr.

Please retain this supplement for future reference